SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.         English translation of a letter dated March 19, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, March 19, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE:  Call for the General Ordinary and Extraordinary Shareholders´ Meeting to be held on April 24, 2019

I am writing you as Attorney in Fact of Telecom Argentina S.A. to inform you that the Company’s Board of Directors, in a meeting held today, resolved to summon for an Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 24, 2019, at 11.00 a.m. on first call, and at 12.00 p.m. on second call for the agenda of the ordinary shareholders’ meeting, in order to discuss, among other items, the accounting documentation corresponding to the fiscal year ended December 31, 2018.

Promptly, we will submit the additional documentation required by Section 4, Chapter II, Title II of the ‘Comisión Nacional de Valores’ Rules (N.T. 2013).

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdan
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 19, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations